March 4, 2009

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the year ended January 31, 2008
Definitive Proxy Statement on Schedule 14A, filed May 29, 2008
Form 10-Q for the quarter ended October 31, 2008
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

Following are our responses to your letter of February 3, 2009. Our response follows the organization of your letter. We have used terms that were defined in the Subject filings without re-iterating their definition in this letter.

Form 10-K for the year ended January 31, 2008

Critical Accounting Estimates and Policies - Goodwill . . . . page 25

1.

SEC comment. We note you have identified Goodwill as a critical accounting policy. In order to provide readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonable likely changes; and
•	How the assumptions used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Company response. In future filings the company will disclose the matters described in this SEC comment.

Definitive Proxy Satement on Schedule 14A

Compensation Discussion and Analysis, page 9

2.

SEC comment. We note your responses to comments 9 and 10 in our letter dated December 23, 2008. Please confirm to us that by your responses you mean that you intend to disclose in future filings the particular information requested by comments 9 and 10.

Company response. The company intends to disclose in future filings all the information required by Item 402 of Regulation S-K, including the particular information requested by comments 9 and 10.

We acknowledge that

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MFRI, INC.

/s/ Michael D. Bennett

Michael D. Bennett

Vice President Chief Financial Officer